Exhibit 12.1

GRAHAM HOLDINGS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Year Ended December 31
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before income taxes and equity in earnings (losses) of affiliates	$186,038	$258,595	$(120,193)	$977,333	$92,016
Add: Fixed charges	60,773	64,347	67,873	71,753	75,566
Amortization of capitalized interest	9	–	–	–	–
Distributed income of equity-method investees	397	922	421	3,853	14,876
Subtract: Interest capitalized	(281)	(388)	–	–	–
Noncontrolling interest	(730)	(1,423)	(2,352)	956	(787)
Total earnings	$246,206	$322,053	$(54,251)	$1,053,895	$181,671

Fixed charges:
Interest expensed and capitalized (a)	$33,740	$35,380	$33,673	$36,586	$36,066
Portion of rent expense representative of interest (b)	27,033	28,967	34,200	35,167	39,500
Total fixed charges	$60,773	$64,347	$67,873	$71,753	$75,566

Ratio of earnings to fixed charges	4.1	5.0	*	14.7	2.4

*	The ratio coverage in 2015 was less than 1:1. The Company would have needed to generate additional earnings of $122,124 thousand to achieve a coverage of 1:1 in 2015.

(a)
Interest expense includes amortization of debt discount and other debt costs. Interest expense does not include interest related to liabilities for uncertain tax positions of $427 thousand for 2017; $398 thousand for 2016; and $284 thousand for 2015.

(b)	Rent expense included in the computation consists of one-third of total Company rental expense, which the Company believes is a reasonable estimate of an interest factor in the Company’s leases.